UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 20, 2015 (November 19, 2015)

Willis Group Holdings Public Limited Company

(Exact name of registrant as specified in its charter)

Ireland	001-16503	98-0352587
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Willis Group Limited, 51 Lime Street, London, EC3M 7DQ, England and Wales

(Address, including Zip Code, of Principal Executive Offices)

Registrant’s telephone number, including area code: (011) (44)-(20)-3124-6000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

As previously announced, on June 29, 2015, Willis Group Holdings Public Limited Company, an Irish public limited company (“Willis”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Citadel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Willis (“Merger Sub”), and Towers Watson & Co., a Delaware corporation (“Towers Watson”), pursuant to which Merger Sub will be merged with and into Towers Watson, with Towers Watson continuing as the surviving corporation (the “Merger”). The Merger Agreement is filed as Exhibit 2.1 to Willis’ Current Report on Form 8-K filed on June 30, 2015.

On November 19, 2015, Willis, Merger Sub and Towers Watson entered into Amendment No. 1 to the Merger Agreement (the “Amendment”). The Amendment amends the Merger Agreement to, among other things, (i) increase the pre-merger special dividend that Towers Watson intends to declare and pay prior to the closing date of the transactions contemplated by the Merger Agreement from $4.87 per share to $10.00 per share of Towers Watson common stock, (ii) eliminate Willis’ obligation to reimburse Towers Watson’s fees and expenses up to $45,000,000 if Willis or Towers Watson terminates the Merger Agreement because Willis’ shareholders fail to approve the issuance of Willis ordinary shares in connection with the Merger, and (iii) require Towers Watson to pay in cash $60,000,000 for Willis’ out-of-pocket fees and expenses (including fees and expenses of financial advisors, outside legal counsel, accountants, experts and other representatives) if (x) either Willis or Towers Watson terminates the Merger Agreement because Towers Watson’s stockholders fail to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger or Willis’ shareholders fail to approve the issuance of Willis ordinary shares in connection with the Merger or (y) Willis terminates the Merger Agreement due to a breach by Towers Watson which would result in the conditions to the consummation of the Merger not being satisfied.

In addition, the Amendment provides that Willis and Towers Watson shall adjourn or postpone their respective meetings originally scheduled for November 18, 2015 and adjourned to November 20, 2015 to a date to be agreed upon by Willis and Towers Watson, and in no event, later than December 16, 2015. Each of Willis and Towers Watson also agreed to further adjourn their respective meetings for an additional 30 days if necessary to obtain shareholder or stockholder approval, as applicable, of the merger-related proposals upon the request of the other party. Other than as expressly modified by the Amendment, the Merger Agreement remains in full force and effect as originally executed on June 29, 2015.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit 2.1 hereto, and is incorporated herein by reference. The representations and warranties contained in the Amendment were made only for the purposes of the Amendment as of specific dates, are solely for the benefit of the parties, and may have been qualified by certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to investors or shareholders or stockholders (as applicable), among other limitations. The representations and warranties were made for the purposes of allocating contractual risk among the parties to the Amendment and should not be relied upon as a disclosure of factual information relating to Wills or Towers Watson. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Amendment, which subsequent information may or may not be fully reflected in public disclosures.

Concurrently with the execution of the Amendment, Towers Watson and ValueAct Capital (“ValueAct”), a beneficial owner of approximately 10.3% of Willis’ ordinary shares, entered into Amendment No.1 (the “Voting Agreement Amendment”) to the Voting Agreement, dated as of June 29, 2015 (the “Voting Agreement”), by and between ValueAct and Towers Watson pursuant to which the tem “Merger Agreement” as originally used in the Voting Agreement was amended to include the Amendment.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On November 20, 2015, Willis convened an extraordinary meeting of shareholders originally scheduled for November 18, 2015 (the “Willis EGM”) at which holders of Willis’ ordinary shares, $0.000115 nominal value per share, approved a proposal to adjourn the Willis EGM to a later date to give Willis’ shareholders additional time to consider and vote on the proposals relating to the transactions contemplated by the Agreement and Plan of Merger, dated as of June 29, 2015, by and among Willis, Merger Sub, and Towers Watson, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 19, 2015, by and among Willis, Merger Sub, and Towers Watson. A total of 163,791,052 votes were cast in person or by proxy. The voting results were as follows:

Votes For	Votes Against	Abstentions
151,702,499	9,824,442	2,264,111

The Willis EGM will be reconvened at 8:30 a.m. Eastern Time on December 11, 2015, at The Conrad New York Hotel, located at 102 North End Avenue, New York NY 10282.

Item 7.01.	Regulation FD Disclosure.

On November 20, 2015, Willis issued a press release announcing adjournment of the Willis EGM, which press release is furnished on Exhibit 99.1 to this Current Report on Form 8-K.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the Commission on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY, 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Responsibility Statement

The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses.

Additional risks and factors are identified under “Risk Factors” in Willis’ and Towers Watson’s Annual Reports on Form 10-K for their most recent fiscal years, as may be updated in their subsequent filings with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

2.1	Amendment No. 1 to Agreement and Plan of Merger, dated November 19, 2015, by and among Willis, Merger Sub and Towers Watson.

99.1	Press release dated November 20, 2015.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 20, 2015	WILLIS GROUP HOLDINGS PUBLIC LIMITED COMPANY

	By:	/s/ Matthew S. Furman
	Name:	Matthew S. Furman
	Title:	Executive Vice President and Group General Counsel

EXHIBIT INDEX

Exhibit No.	Description

2.1	Amendment No. 1 to Agreement and Plan of Merger, dated November 19, 2015, by and among Willis, Merger Sub and Towers Watson.

99.1	Press release dated November 20, 2015.

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